Exhibit 99.1

NWTN Inc. Receives Expected Notification from Nasdaq Related to Delayed Annual Report on Form 20-F

DUBAI, United Arab Emirates, May 24, 2024 (GLOBE NEWSWIRE) -- NWTN Inc. (Nasdaq: NWTN), an eco-conscious mobility technology company bringing passenger-centric green premium mobility solutions to the world (“NWTN” or the “Company”), today announced that it received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) because it has not yet filed its Annual Report on Form 20-F for the period ended December 31, 2023 (the “Form 20-F”) with the Securities and Exchange Commission (the “SEC”). The Nasdaq notification letter has no immediate effect on the listing or trading of the Company’s securities on the Nasdaq Stock Market.

Nasdaq indicated that the Company has 60 calendar days, or no later than July 22, 2024, to submit a plan to regain compliance. If Nasdaq accepts the Company’s plan, Nasdaq can grant an exception of up to 180 calendar days from the due date of the Form 20-F, or until November 11, 2024, to regain compliance. However, there can be no assurance that Nasdaq will accept the Company’s plan to regain compliance or that the Company will be able to regain compliance within any extension period granted by Nasdaq. If Nasdaq does not accept the Company’s plan, the Company will have the opportunity to appeal that decision to a Hearing Panel under Nasdaq Listing Rule 5815(a). If the Company fails to timely regain compliance with Nasdaq’s listing rules, the securities of the Company will be subject to delisting on Nasdaq.

The Company is continuing to work diligently to finalize and file the Form 20-F as soon as possible within the timeline prescribed by Nasdaq.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

ABOUT NWTN

NWTN is a pioneering green energy company dedicated to providing passenger-focused, premium electric vehicle products and green energy solutions to customers worldwide. Headquartered in Dubai, United Arab Emirates (UAE), NWTN has a full vehicle assembly facility in Abu Dhabi and a supply chain manufacturing base in Jinhua, China.

NWTN is committed to the future of mobility solutions that integrate pioneering design, personalized lifestyles, Internet of Everything (IoT), autonomous driving technology and the eco-system of green energy.

For further information, please visit: https://www.nwtnmotors.com.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are characterized by future or conditional verbs such as “may,” “will,” “expect,” “intend,” “anticipate,” believe,” “estimate” and “continue” or similar words. You should read statements that contain these words carefully because they discuss future expectations and plans, which contain projections of future results of operations or financial condition or state other forward-looking information.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to the risk factors contained in NWTN’s filings with the SEC, which are available for review at www.sec.gov. Forward-looking statements speak only as of the date they are made. New risks and uncertainties arise over time, and it is not possible for NWTN to predict those events or how they may affect NWTN. If a change to the events and circumstances reflected in NWTN’s forward-looking statements occurs, NWTN’s business, financial condition and operating results may vary materially from those expressed in NWTN’s forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and NWTN assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT

Investor Relationships

Email: IR@nwtn.ae